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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 12b-25

                                                     SEC FILE NUMBER 333-98077
                                                                     ---------
                                                     CUSIP NUMBER
                                                                 -------------


                          NOTIFICATION OF LATE FILING

(Check One):   [X]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [ ]Form 10-Q
[ ] Form N-SAR

For Period Ended: December 31, 2002
                 -------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                --------------

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________________
______________________________________________________________________________
PART I -- REGISTRANT INFORMATION

Quality Distribution, LLC
---------------------------
Full Name of Registrant

---------------------------
Former Name if Applicable

3802 Corporex Park Drive
---------------------------
Address of Principal Executive Office (Street and Number)

Tampa, Florida 33619
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City, State and Zip Code
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PART II -- RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof,
[X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Quality Distribution, LLC (the "Company") in conjunction with its audit committee, is in the process of making final determinations with respect to the proper accounting treatment for certain accounting items with respect to the periods to be reported in its annual report for the year ended December 31, 2002. As a result, the Company has been delayed in completing the financial statements to be included in that report, and the Company's independent accountants have not been able to complete their audit of such financial statements. Therefore, the annual report cannot be filed within the prescribed time limit.


PART IV-- OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification


Samuel M. Hensley                        (813)                     630-5826
----------------------------            --------                -------------
          (Name)                       (Area Code)            (Telephone Number)
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(2)  Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). [X] Yes   [ ] No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    For a discussion of significant changes in the Company's results of operations for the nine months ended September 30, 2002 as compared to its 2001 results for the same period, please read the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2002. A reasonable estimate of the Company's results of operations for the quarter ended December 31, 2002 and, as a result, for the year ended December 31, 2002, cannot be made because of the explanation given in Part III and the response in Part III is incorporated herein by reference.

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                           Quality Distribution, LLC
                  -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  April 1, 2003                          By /s/ Samuel M. Hensley
      -------------------------------------     -------------------------------
                                             Name:  Samuel M. Hensley
                                             Title: Senior Vice President, Chief
                                             Financial Officer and duly
                                             authorized representative of the
                                             registrant

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION


International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13
   (b) of this Chapter).